SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Second Quarter 2007 Results dated August 29, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Reports Second Quarter 2007 Results

Wednesday August 29, 9:30 am ET

GEDERA, Israel, August 29 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today net income of $1,923,020 on revenues of $23,064,471 for the three months ended June 30, 2007 compared to net income of $1,481,048 on revenues of $ 18,390,129 for the three months ended June 30, 2006.

For the six months ended June 30, 2007, the Company reports net income of $4,508,262 derived from revenues of $48,091,458 compared to net income of $2,735,964 and revenues of $34,797,159 for the same period ended June 30, 2006.

The Company's revenues for the three months ended June 30, 2007 of $23,064,471 have increased by 25% compared to the revenues of $18,390,129 for the three months ended June 30, 2006.

The net income for the three months ended June 30, 2007 of $1,923,020 increased by 30% compared to the net income of $1,481,048 for the three months ended June 30, 2006.

On July 23, 2007, the Company's wholly owned subsidiary, Limco-Piedmont Inc. (Limco), completed an initial public offering (IPO) of its common stock. Limco received net proceeds of approximately $41.8 million on the sale of 4,205,000 shares of common stock to third parties. As part of the IPO, the Company received net proceeds of $8.7 million for the sale of 855,000 shares of Limco common stock. The Company will recognize a gain (before income taxes) of approximately $26.2 million related to the sale of common stock by Limco and the Company's sale of Limco common stock during its third quarter of 2007.

TAT Technologies, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellers.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development, product demand, the impact of competitive pricing, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


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    ------------------------------------------------------------------------
                              TAT TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       (amounts in thousands U.S. dollars)
    ------------------------------------------------------------------------
                                  Six Months Ended       Three Months Ended
                                        June 30                 June 30
                                    2007        2006        2007        2006
                              (Unaudited) (Unaudited) (Unaudited) (Unaudited)
    -------------------------------------------------------------------------
    Revenues                     $48,091     $34,797     $23,064     $18,390
    Gross profit                  13,901       9,338       7,300       4,847
    Income from operations
    before income taxes            6,271       4,175       3,197       2,131
    Income taxes                   1,763       1,439       1,274         650
    Net income                     4,508       2,736       1,923       1,481
    Basic income per share          0.70        0.45        0.29        0.25
    Diluted income per share        0.69        0.45        0.29        0.24
    Weighted average number of
    basic shares outstanding   6,403,782   6,042,671   6,542,671   6,042,671
    Weighted average number of
    diluted shares outstanding 6,516,413   6,076,006   6,558,689   6,096,116
    ------------------------------------------------------------------------



    Company Contact
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: August 29, 2007